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                      NATIONAL NEPHROLOGY ASSOCIATES, INC.
            EXTENDS TENDER OFFER FOR RENEX CORP. TO JANUARY 31, 2000

NASHVILLE, TN and CORAL GABLES, FL - - National Nephrology Associates, Inc. ("NNA") announced today that RC Acquisition Corp., a wholly-owned subsidiary of NNA, has extended its offer to purchase all outstanding shares of Renex Corp. (Nasdaq National Market:RENX) at $10.00 per share until 5:00pm on January 31, 2000. This tender offer is being made pursuant to an Agreement and Plan of Merger among NNA, RC Acquisition Corp. and Renex dated December 28, 1999. As a consequence of the extension of the expiration date, holders of Renex common stock may tender or withdraw shares until 5:00pm, New York City time, on Monday, January 31, 2000, unless the tender offer is further extended. The tender offer was previously scheduled to expire at 12:00 Midnight on January 28, 2000. The offer has been extended in order to complete related documentation.

As of 12:00 Midnight on January 28, 2000, approximately 7,202,775 shares of Renex common stock, or approximately 84.1% of the outstanding shares of Renex common stock, had been validly tendered and not withdrawn pursuant to the tender offer. Of the shares tendered, approximately 310,862 shares have been tendered by guaranteed delivery.

Renex Corp. provides dialysis and ancillary services to approximately 1,300 patients suffering from kidney failure, generally referred to as end stage renal disease. The Company provides dialysis services through 21 outpatient facilities and a staff assisted home dialysis program. Additionally, the Company provides in-patient acute dialysis services at 21 hospitals.

NNA owns and operates 32 dialysis clinics in 5 states. NNA commenced operations in December 1998 and its principal shareholders are J.W. Childs Equity Partners II, L.P., Credit Agricole Indosuez and the NNA management team.

For further information: Leif Murphy, Executive Vice President, Chief Financial Officer of NNA- - (615) 777-8085.